UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Finance Limited

To: London Stock Exchange

Cc:
Australian Securities Exchange
JSE Limited
UBS Zurich
Swiss Stock Exchange
Deutsche Bank

Date: 19 December 2007

For Release: Immediately

Contact: Willie J Murray
BHP Billiton Group Treasurer
Tel: +31 70 315 6666

BHP BILLITON FINANCE LIMITED - PUBLICATION OF PROSPECTUS

The following Prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus relating to the U.S.$5,000,000,000 Euro Medium Term Note Programme of BHP Billiton Finance Limited and BHP Billiton Finance B.V., guaranteed (in respect of Notes issued by BHP Billiton Finance Limited) by BHP Billiton Limited and (in respect of Notes issued by BHP Billiton Finance B.V.) by BHP Billiton Plc.

To view the full Prospectus, plus the documents referred to therein, please paste the following URLs into the address bar of your browser.

- the prospectus relating to the U.S.$5,000,000,000 European Medium Term Note programme by BHP Billiton Finance Limited and BHP Billiton Finance B.V.;

http://www.rns-pdf.londonstockexchange.com/rns/2120k_1-2007-12-18.pdf

- the audited annual financial statements of BHP Billiton Finance Limited for the financial year ended 30 June 2006;

http://www.rns-pdf.londonstockexchange.com/rns/2120k_4-2007-12-18.pdf

- the audited annual financial statements of BHP Billiton Finance Limited for the financial year ended 30 June 2007;

http://www.rns-pdf.londonstockexchange.com/rns/2120k_3-2007-12-18.pdf

- the audited annual financial statements of BHP Billiton Finance B.V. for the financial year ended 30 June 2006;

http://www.rns-pdf.londonstockexchange.com/rns/2120k_2-2007-12-18.pdf

- the audited annual financial statements of BHP Billiton Finance B.V. for the financial year ended 30 June 2007;

http://www.rns-pdf.londonstockexchange.com/rns/2120k_5-2007-12-18.pdf

- the BHP Billiton Group financial statements for the financial year ended 30 June 2006;

http://www.rns-pdf.londonstockexchange.com/rns/2120k_8-2007-12-18.pdf

- the BHP Billiton Group financial statements for the financial year ended 30 June 2007;

http://www.rns-pdf.londonstockexchange.com/rns/2120k_7-2007-12-18.pdf

- the 2007 BHP Billiton Annual Report.

http://www.rns-pdf.londonstockexchange.com/rns/2120k_6-2007-12-18.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This website is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

W.J. Murray, BHP Billiton
Group Treasurer
Tel: +31 70 315 6666

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

The Prospectus on this website does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

BHP Billiton Finance Limited ABN 8519319
Registered in Australia
Registered Office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia
Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 19 December 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary